EXHIBIT 4. DESCRIPTION OF CAPITAL STOCK

Description of CSB Bancorp, Inc.

CAPITAL STOCK

As of December 31, 2019, CSB Bancorp, Inc. (“CSB,” “the Company,” “we,” “our”) had common stock as the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The statements made below include summaries of certain provisions contained in our Amended Articles of Incorporation, as amended (“Articles”) and Code of Regulations, as amended (“Regulations”).  This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and the Regulations.

Authorized Capital Stock

Our authorized capital stock consists of 9,000,000 shares of common stock, $6.25 par value per share (“Common Shares”).  Each Common Share has the same relative rights and is identical in all respects to every other Common Share.

Trading Symbol

Our Common Shares are listed for trading on the Over the Counter Pink market under the symbol “CSBB”.

Cumulative Voting

Our shareholders have the right to request cumulative voting for the election of directors. Subject to notice requirements, each shareholder has the right to cumulate the voting power the shareholder possesses and  give one candidate as many votes as the number of directors to be elected multiplied by the number of the shareholder’s votes equals, or to distribute the shareholder’s votes on the same principle among two or more candidates, as the shareholder sees fit.

Preemptive Rights

Our shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Dividends

Dividends may be paid on our Common Shares as and when declared by our Board of Directors out of funds legally available for the payment of dividends.

CSB’s ability to pay dividends to its shareholders is primarily dependent on its receipt of dividends from The Commercial and Savings Bank of Millersburg, Ohio (the “Bank”).  The Federal Reserve Board (“FRB”) expects CSB to serve as a source of strength for the Bank and may require CSB to retain capital for further investment in the Bank, rather than pay dividends to CSB shareholders. Payment of dividends by the Bank may be restricted at any time at the discretion of its applicable regulatory authorities if they deem such dividends to constitute an unsafe or unsound banking practice.  These provisions could have the effect of limiting CSB’s ability to pay dividends on our Common Shares.

FRB policy requires CSB to provide notice to the FRB in advance of the payment of a dividend to CSB’s shareholders under certain circumstances and states that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. The FRB may disapprove of a dividend payment if the FRB determines that the payment would be an unsafe or unsound practice.

The FRB has adopted risk-based capital guidelines for bank holding companies and state member banks, designed to absorb losses. The rules place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if CSB does not hold a capital conservation buffer of greater than 2.5% or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. Pursuant to the FRB’s Small Bank Holding Company Policy statement (“SBHC Policy”), a bank holding company with assets of less than $1 billion and meeting certain other requirements is not required to comply with the consolidated capital requirements until such company exceeds $1 billion in assets or is otherwise determined by the FRB not to qualify as a small bank holding company. At December 31, 2019, CSB was deemed to be a small bank holding company under the SBHC Policy and was not required to comply with the FRB’s regulatory capital requirements. The Bank, however, must comply with the new capital requirements.

Classified Board of Directors

Our Regulations provide that the Board of Directors shall be divided into three classes, with each class containing as nearly equal in number as the then total number of directors constituting the whole Board of Directors permits, with the term of office of one class expiring each year.

Transfer Agent

The transfer agent and registrar for our Common Shares is Computershare.

Certain “Anti-Takeover” Provisions of our Articles and Regulations

Our Articles contain a provision requiring that specified business combinations be approved by a “Supermajority Vote” of not less than 80% of the outstanding Common Shares unless, in the case of a transaction with an “Interested Shareholder,” the business combination is authorized and approved by the “Continuing Directors,” in which case the business combination must be approved by 66 2/3% of the outstanding Common Shares.

An “Interested Shareholder” means a person or entity and such person’s affiliates who, or which together, are: (i) the beneficial owner, directly or indirectly, of 10% or more of the outstanding Common Shares or were within the two-year period immediately prior to the date in question the beneficial owner, directly or indirectly, of 10% or more of the then outstanding Common Shares; or (ii) an assignee of or other person who has succeeded to any shares of the Common Shares which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

A “Continuing Director” means: (i) any member of the Board of Directors who is unaffiliated with the Interested Shareholder (as defined below) that was a member of the Board of Directors prior to the time that such Interested Shareholder became an Interested shareholder; (ii) any successor of a Continuing Director who is unaffiliated with the Interested Shareholder and is approved to succeed a Continuing Director by the Continuing Directors; or (iii) any member of the Board of Directors who is unaffiliated with the Interested Shareholder and is approved by the Continuing Directors.

Ohio Anti-takeover Statutes

Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.

The Ohio Revised Code provides, in certain circumstances, that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law, the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), our Articles do not contain such a provision.

Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute provides, in essence, that any person acquiring shares of an “issuing public corporation” (which CSB meets by definition) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more.

The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately-negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, for which the statutorily prescribed form of notice has been given and at which the statutorily prescribed quorum is present, by the affirmative vote of the majority of the voting power of the corporation in the election of directors represented at the meeting and by a majority of the portion of such voting power, excluding the voting power of interested shares.

A corporation may elect not to be covered by the provisions of the control share acquisition statute by the adoption of an appropriate amendment to its articles of incorporation or its regulations. We have not adopted such an amendment.

Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation otherwise provide, an “issuing public corporation” (which CSB meets by definition) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such transaction. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve at least 5% of the aggregate fair market value of the assets or shares of the issuing public corporation or assets representing at least 10% of its earning power or income. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

A corporation may elect not to be covered by the provisions of Ohio Revised Code Chapter 1704 by the adoption of an appropriate amendment to its articles of incorporation. We have not adopted such an amendment.

In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The overall effect of the statutes described above may be to render more difficult or discourage the removal of incumbent management of an Ohio corporation or the assumption of effective control of an Ohio corporation by other persons.